SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 2)

SODEXHO MARRIOTT SERVICES, INC.
(Name of Subject Company)

SMS ACQUISITION CORP.
SODEXHO ALLIANCE, S.A.
(Name of Filing Persons—Offerors)

Common Stock, par value $1.00 per share
Rights to Purchase Series A Junior Participating Preferred Stock
(Title of Class of Securities)

833793 10 2
(CUSIP Number of Class of Securities)

Bernard Carton
Sodexho Alliance, S.A.
3, avenue Newton
78180 Montigny-le-Bretonneux, France
Telephone: 011-331-3085-7304
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Paul R. Kingsley, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 2 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on May 17, 2001, as amended by Amendment No. 1 filed on June 5, 2001 (the "Schedule TO") by Sodexho Alliance, S.A., a French corporation ("Sodexho"), and SMS Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Sodexho ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Sodexho Marriott Services, Inc., a Delaware corporation ("SMS"), together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of October 8, 1993, as amended, between SMS and The Bank of New York, as Rights Agent (collectively, the "Shares"), other than Shares already owned by Sodexho and its subsidiaries, at $32.00 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.
     Item 6
     Item 6 of the Schedule TO is hereby amended and supplemented by the following:

     "The Offer expired at midnight, New York City time, on Thursday, June 14, 2001. Based upon a preliminary count from the Depositary, as of midnight New York City time on June 14, 2001, 29,430,504 Shares had been tendered pursuant to the Offer and not withdrawn (including 506,499 Shares tendered pursuant to a guarantee of delivery). Such tendered Shares, together with Shares owned by the Sodexho, represent approximately 92.97% of the Shares outstanding. Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer and expects to make payment promptly. A copy of the press release, issued by Sodexho on June 15, 2001 announcing the completion of the tender offer is attached hereto as Exhibit (a)(20) and is incorporated herein by reference."

     Item 12
Item 12 of the Schedule TO is hereby amended by adding the following thereto:
(a)(20)	Text of press release issued by Sodexho Alliance, S.A. on June 15, 2001 (filed herewith as Exhibit (a)(20))

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SODEXHO ALLIANCE, S.A.

By:  /s/ Pierre Bellon
Name: Pierre Bellon
Title: Chairman and Chief Executive Officer

Date: June 15, 2001

SMS ACQUISITION CORP.

By:   /s/ Denis Robin
Name: Denis Robin
Title: President

Date: June 15, 2001

EXHIBIT INDEX

(a)(20)	Text of press release issued by Sodexho Alliance, S.A. on June 15, 2001.